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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

TransMontaigne, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89393410

(CUSIP Number)

Thomas R. Denison - First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830, (203) 625-2520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 89393410			Page 2 of 7

1.	Name of Reporting Person: First Reserve Corporation		I.R.S. Identification Nos. of above persons (entities only): 06-1210123

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 89393410			Page 3 of 7

1.	Name of Reporting Person: First Reserve Fund VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1507364

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89393410			Page 4 of 7

1.	Name of Reporting Person: First Reserve GP VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1507318

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

      This Amendment No. 10 to the statement on Schedule 13D (as previously amended, the “Schedule 13D”), originally filed on June 4, 1996, is filed by First Reserve Fund VIII, L.P. (“Fund VIII”), First Reserve GP VIII, L.P. (“GP VIII”), and First Reserve Corporation (“First Reserve,” and collectively, the “Reporting Persons”) and relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of TransMontaigne Inc., a Delaware corporation (the “Issuer”, the “Company” or “TransMontaigne”). That Schedule 13D is hereby amended as set forth below.

Item 4. Purpose of the Transaction.

      Item 4 is hereby amended by adding the following:

      On April 15, 2005, Fund VIII effected an in-kind, pro-rata distribution to its partners of 3,225,339 shares of Common Stock, which shares comprised all of Fund VIII’s interests in the Issuer. GP VIII distributed the shares of Common Stock it received from Fund VIII in this distribution to its partners. First Reserve Corporation distributed the shares of Common Stock it received from GP VIII to its shareholders.

Item 5. Interests in Securities of the Issuer.

      Item 5(a) is hereby amended and restated in its entirety as follows:

      (a) As of the date hereof, following the distribution of Common Stock by Fund VIII to its partners and the related distribution of shares by GP VIII and First Reserve, as described in Item 4, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below:

	NUMBER OF SHARES
	BENEFICIALLY	PERCENTAGE OF
REPORTING PARTY	OWNED	CLASS
First Reserve Corporation (1)	0	0.0%
GP VIII (1)	0	0.0%
Fund VIII (1)	0	0.0%

      (1) First Reserve is the general partner of GP VIII, which in turn is the general partner of Fund VIII.

      Item 5(c) is hereby amended and restated in its entirety as follows:

      (c) On April 15, 2005, Fund VIII effected an in-kind, pro-rata distribution to its partners of 3,225,339 shares of Common Stock, which shares comprised all of Fund VIII’s interests in the Issuer. GP VIII distributed the shares of Common Stock it received from Fund VIII in this distribution to its partners. First Reserve Corporation distributed the shares of Common Stock it received from GP VIII to its shareholders.

      Item 5(e) is hereby amended and restated in its entirety as follows:

      (e) Upon the effectiveness of the distributions listed in Item 4 and 5(c) of this Amendment, none of Fund VIII, GP VIII, or First Reserve beneficially owned any shares of Common Stock.

Item 7. Exhibits.

      A. Joint Filing Agreement dated October 10, 2003 by and among each of the Reporting Persons (and additional affiliates of First Reserve), filed on October 10, 2003 as Exhibit C to Amendment No. 8 to Schedule 13D and incorporated herein by reference as Exhibit A to this Amendment No. 10.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

      Dated: April 21, 2005

FIRST RESERVE CORPORATION

By:	/s/ Anne E. Gold

Name:	Anne E. Gold
Title:	General Counsel and Assistant Secretary

FIRST RESERVE FUND VIII, L.P.

By:	First Reserve GP VIII, L.P.,
its General Partner

	By:	First Reserve Corporation,
its General Partner

	By:	/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	General Counsel and Assistant Secretary

FIRST RESERVE GP VIII, L.P.

By:	First Reserve Corporation,
its General Partner

	By:	/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	General Counsel and Assistant Secretary